SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. ___)*

Xfone, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

98414Y109
(CUSIP Number)

Eric S. Wagner, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 26, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☑.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Burlingame Equity Investors, LP

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)  [x]
(b)  [ ]

3.SEC USE ONLY

4.SOURCE OF FUNDS*
WC

5.CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[  ]

6.CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.SOLE VOTING POWER
0

8.SHARED VOTING POWER
3,513,237

9.SOLE DISPOSITIVE POWER
0

10.SHARED DISPOSITIVE POWER
3,513,237

11.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON
3,513,237

12.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*[ ]

13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.0%

14.TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Burlingame Equity Investors II, LP

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)  [x]
(b)  [ ]

3.SEC USE ONLY

4.SOURCE OF FUNDS*
WC

5.CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[  ]

6.CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.SOLE VOTING POWER
0

8.SHARED VOTING POWER
359,156

9.SOLE DISPOSITIVE POWER
0

10.SHARED DISPOSITIVE POWER
359,156

11.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON
359,156

12.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*[ ]

13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.7%

14.TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Burlingame Equity Investors (Offshore) Ltd.

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)  [x]
(b)  [ ]

3.SEC USE ONLY

4.SOURCE OF FUNDS*
WC

5.CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[  ]

6.CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.SOLE VOTING POWER
0

8.SHARED VOTING POWER
438,325

9.SOLE DISPOSITIVE POWER
0

10.SHARED DISPOSITIVE POWER
438,325

11.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON
438,325

12.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*[ ]

13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.1%

14.TYPE OF REPORTING PERSON*
CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Burlingame Asset Management, LLC

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)  [x]
(b)  [ ]

3.SEC USE ONLY

4.SOURCE OF FUNDS*
OO

5.CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[  ]

6.CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.SOLE VOTING POWER
0

8.SHARED VOTING POWER
4,310,718

9.SOLE DISPOSITIVE POWER
0

10.SHARED DISPOSITIVE POWER
4,310,718

11.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON
4,310,718

12.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*[  ]

13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.4%

14.TYPE OF REPORTING PERSON*
OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Blair E. Sanford

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)  [x]
(b)  [ ]

3.SEC USE ONLY

4.SOURCE OF FUNDS*
OO

5.CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[  ]

6.CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.SOLE VOTING POWER
0

8.SHARED VOTING POWER
4,310,718

9.SOLE DISPOSITIVE POWER
0

10.SHARED DISPOSITIVE POWER
4,310,718

11.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON
4,310,718

12.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*[  ]

13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.4%

14.TYPE OF REPORTING PERSON*
IN, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.Security and Issuer.

This statement relates to the shares of Common Stock, $.001 par value ("Common Stock"), of Xfone, Inc. (the "Issuer").  The Issuer's principal executive office is located at 5307 W. Loop 289, Lubbock, Texas 79414.

ITEM 2. Identity and Background.

(a)-(c) and (f)The names of the persons filing this statement on Schedule 13D (collectively, the "Reporting Persons") are:

•	Burlingame Equity Investors, LP, a Delaware limited partnership (“Onshore Fund”).

•	Burlingame Equity Investors II, LP, a Delaware limited partnership (“Onshore Fund II”).

•	Burlingame Equity Investors (Offshore) Ltd., a Cayman Islands exempted company (“Offshore Fund”).

•	Burlingame Asset Management, LLC, a Delaware limited liability company (“BAM”).

•	Blair E. Sanford, a citizen of the United States (“Mr. Sanford”).

BAM is the general partner of each of the Onshore Fund and Onshore Fund II, and the investment manager of the Offshore Fund.  Mr. Sanford is the managing member of BAM.  BAM and Mr. Sanford may each be deemed to have voting and dispositive power with respect to the shares of Common Stock held by the Onshore Fund, Onshore Fund II and the Offshore Fund.

The business address of each of the Onshore Fund, Onshore Fund II, BAM and Mr. Sanford is One Market Street, Spear Street Tower, Suite 3750, San Francisco, California 94105.

The business address of the Offshore Fund is c/o Appleby Trust (Cayman) Ltd., Clifton House, 75 Fort Street, P.O. Box 1350 GT, George Town, Grand Cayman, Cayman Islands.

The principal business of each of the Onshore Fund, Onshore Fund II and the Offshore Fund is that of a private investment fund engaged in the purchase and sale of securities for its own account.

The principal business of BAM is serving as the general partner of each of the Onshore Fund and Onshore Fund II, and providing investment management services to the Offshore Fund.

Mr. Sanford’s principal occupation is serving as the managing member of BAM.

The Directors and Executive Officers of the Offshore Fund are set forth on Exhibit A attached hereto which is incorporated herein by reference.

(d)During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the other individuals identified on Exhibit A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the other individuals identified on Exhibit A, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.Source and Amount of Funds or Other Consideration.

The source and amount of funds used by the Onshore Fund in making its purchases of the shares of Common Stock beneficially owned it by the Reporting Persons are set forth below:

SOURCE OF FUNDSAMOUNT OF FUNDS
Working Capital                                    3,707,572

The source and amount of funds used by the Onshore Fund II in making its purchases of the shares of Common Stock beneficially owned by it are set forth below:

SOURCE OF FUNDSAMOUNT OF FUNDS
Working Capital                                    $379,873

The source and amount of funds used by the Offshore Fund in making its purchases of the shares of Common Stock beneficially owned by it are set forth below:

SOURCE OF FUNDSAMOUNT OF FUNDS
Working Capital         $414,990

ITEM 4.Purpose of Transaction.

All of the shares of Common Stock reported herein as being beneficially owned by the Reporting Persons were acquired for investment purposes.

The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate any purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may engage in discussions with management, the Board of Directors of the Issuer (the “Board”), other stockholders of the Issuer and other relevant parties concerning any such purposes, plans or proposals, which may include the business and operations of the Issuer, the Issuer’s Board composition, and future plans of the Issuer.

Except as set forth herein, none of the Reporting Persons or, to their knowledge, any of the other persons identified in response to Item 2, has any plans or proposals that related to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.Interest in Securities of the Issuer.

(a)The Reporting Persons beneficially own:

(i) The Onshore Fund individually beneficially owns 3,513,237 shares of Common Stock representing 16.0% of all of the outstanding shares of Common Stock.  The 3,513,237 shares of Common Stock consist of: (A) 2,675,505 shares of Common Stock, and (B) $3.25 Warrants (as defined in Item 6 below) exercisable for 32,790 shares of Common Stock, (C) $3.00 Warrants (as defined in Item 6 below) exercisable for 32,791 shares of Common Stock, and (D) $2.00 Warrants (as defined in Item 6 below) exercisable for 772,151 shares of Common Stock.

(ii) The Onshore Fund II individually beneficially owns 359,156 shares of Common Stock representing 1.7% of all of the outstanding shares of Common Stock.  The 359,156 shares of Common Stock consist of: (A) 271,725 shares of Common Stock, and (B) $3.25 Warrants exercisable for 4,226 shares of Common Stock, (C) $3.00 Warrants exercisable for 4,227 shares of Common Stock, and (D) $2.00 Warrants exercisable for 78,978 shares of Common Stock.

(iii) The Offshore Fund individually beneficially owns 438,325 shares of Common Stock representing 2.1% of all of the outstanding shares of Common Stock.  The 438,325 shares of Common Stock consist of: (A) 313,488 shares of Common Stock, and (B) $3.25 Warrants exercisable for 12,983 shares of Common Stock, (C) $3.00 Warrants exercisable for 12,983 shares of Common Stock, and (D) $2.00 Warrants exercisable for 98,871 shares of Common Stock.

(iv) BAM may be deemed to be the beneficial owner of the 4,310,718 shares of Common Stock beneficially owned by the Onshore Fund, Onshore Fund II and the Offshore Fund representing 19.4% of all the outstanding shares of Common Stock.

(v) Mr. Sanford may be deemed to be the beneficial owner of the 4,310,718 shares of Common Stock beneficially owned by BAM representing 19.4% of all the outstanding shares of Common Stock.

(vi) Collectively, the Reporting Persons beneficially own 4,310,718 shares of Common Stock representing 19.4% of all of the outstanding shares of Common Stock.

(b)The Onshore Fund, BAM and Mr. Sanford have shared power to vote or direct the vote of the 3,513,237 shares of Common Stock individually beneficially owned by the Onshore Fund.

The Onshore Fund II, BAM and Mr. Sanford have shared power to vote or direct the vote of the 359,156 shares of Common Stock individually beneficially owned by the Onshore Fund II.

The Offshore Fund, BAM and Mr. Sanford have shared power to vote or direct the vote of the 438,325 shares of Common Stock individually beneficially owned by the Offshore Fund.

The Onshore Fund, BAM and Mr. Sanford have shared power to dispose or direct the disposition of the 3,513,237 shares of Common Stock individually beneficially owned by the Onshore Fund.

The Onshore Fund II, BAM and Mr. Sanford have shared power to dispose or direct the disposition of the 359,156 shares of Common Stock individually beneficially owned by the Onshore Fund II.

The Offshore Fund, BAM and Mr. Sanford have shared power to dispose or direct the disposition of the 438,325 shares of Common Stock individually beneficially owned by the Offshore Fund.

(c)No transactions were effected by the Reporting Persons during the past sixty (60) days.

(d)Not applicable.

(e)Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Persons hold the following warrants issued by the Issuer: (a) warrants that expire on October 1, 2010 with an exercise price of $3.25 per share (the “$3.25 Warrants”), (b) warrants that expire on October 1, 2010 with an exercise price of $3.00 per share (the “$3.00 Warrants”), and (c) warrants that expire on March 22, 2015 with an exercise price of $2.00 per share (the “$2.00 Warrants”).  All of the warrants described in this Item 6 are immediately exercisable, and the $2.00 Warrants have a 19.99% conversion cap.

Certain shares held by the Reporting Persons, including the shares issuable upon exercise of the $2.00 Warrants are subject to certain registration rights as set forth in the Securities Purchase Agreement dated as of March 22, 2010 (the “2010 Purchase Agreement”).  The 2010 Purchase Agreement and the $2.00 Warrants are attached to the Form 8-K filed by the Issuer on March 22, 2010, which is publicly available at www.sec.gov and is incorporated herein by reference.

The shares issuable upon exercise of the $3.25 Warrants and the $3.00 Warrants are subject to a Registration Rights Agreement, dated as of September 25, 2005, which is attached to the Form 8-K filed by the Issuer on October 3, 2005, which is publicly available at www.sec.gov and is incorporated herein by reference.

On March 23, 2010, the Onshore Fund separately entered into a Nominee Agreement with each of the Offshore Fund (the “Offshore Fund Nominee Agreement”) and the Onshore Fund II (the “Onshore Fund II Nominee Agreement”), pursuant to which the Onshore Fund agreed that a portion of the securities that the Onshore Fund acquired under the 2010 Purchase Agreement were acquired for the benefit of the Offshore Fund and the Onshore Fund II, respectively, and that the Offshore Fund and Onshore Fund II were the beneficial owners of the securities set forth in the respective nominee agreements.  The Offshore Fund Nominee Agreement and the Onshore Fund II Nominee Agreement are attached hereto as Exhibits C and D, respectively, and are incorporated herein by reference.

ITEM 7. Material to be Filed as Exhibits.

Exhibit A – Directors and Executive Officers of the Offshore Fund

Exhibit B - Joint Filing Agreement

Exhibit C – Nominee Agreement, dated as of March 23, 2010, between the Onshore Fund and the Offshore Fund

Exhibit D – Nominee Agreement, dated as of March 23, 2010, between the Onshore Fund and the Onshore Fund II

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  September 1, 2010

BURLINGAME EQUITY INVESTORS, LP
By: Burlingame Asset Management, LLC, as General Partner

By:  /s/ Blair E. Sanford
                            Blair E. Sanford, Managing Member

BURLINGAME EQUITY INVESTORS II, LP
By: Burlingame Asset Management, LLC, as General Partner

By:  /s/ Blair E. Sanford
                            Blair E. Sanford, Managing Member

BURLINGAME EQUITY INVESTORS (OFFSHORE) LTD.

By:  /s/ Blair E. Sanford
             Blair E. Sanford, Director

BURLINGAME ASSET MANAGEMENT, LLC

By:  /s/ Blair E. Sanford
             Blair E. Sanford, Managing Member

/s/ Blair E. Sanford
     Blair E. Sanford

EXHIBIT A

DIRECTORS AND EXECUTIVE OFFICERS OF
BURLINGAME EQUITY INVESTORS (OFFSHORE) LTD.

1. Peter M.O. Young, CPA (Director)
         c/o Citi Hedge Fund Services, Ltd. (Director)
         Cayman Corporate Centre
         27 Hospital Road
         PO BOX 748GT
         George Town, Grand Cayman
         Cayman Islands

         Executive Vice President and Principal Operating Officer of Citi Hedge Fund Services (Cayman), Ltd., an affiliate of Citi Hedge Fund Services, Ltd.

2.Blair E. Sanford (Director - See Item 2)

The Offshore Fund has no executive officers.

EXHIBIT B
JOINT FILING AGREEMENT

                  The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Xfone, Inc. dated as of September 1, 2010 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  September 1, 2010

BURLINGAME EQUITY INVESTORS, LP
By: Burlingame Asset Management, LLC, as General Partner

By:  /s/ Blair E. Sanford
                            Blair E. Sanford, Managing Member

BURLINGAME EQUITY INVESTORS II, LP
By: Burlingame Asset Management, LLC, as General Partner

By:  /s/ Blair E. Sanford
                            Blair E. Sanford, Managing Member

BURLINGAME EQUITY INVESTORS (OFFSHORE) LTD.

By:  /s/ Blair E. Sanford
             Blair E. Sanford, Director

BURLINGAME ASSET MANAGEMENT, LLC

By:  /s/ Blair E. Sanford
             Blair E. Sanford, Managing Member

/s/ Blair E. Sanford
     Blair E. Sanford

EXHIBIT C

NOMINEE AGREEMENT

This NOMINEE AGREEMENT (this “Agreement”) is entered into as of March 23, 2010, by and between BURLINGAME EQUITY INVESTORS (OFFSHORE) LTD., a Cayman Islands exempted company (the “Beneficial Owner”), and BURLINGAME EQUITY INVESTORS, LP, a Delaware limited partnership (“Nominee”).

WHEREAS, as of March 23, 2010, Nominee acquired: (i) a 10% Senior Promissory Note (the “Note”) in the aggregate principal amount of $3,500,000 issued by Xfone, Inc. (“XFON”); (ii) 2,173,913 restricted shares of XFON common stock (the “Shares”); and (iii) Warrants (the “Warrants”) to acquire up to 950,000 shares of XFON common stock, exercisable at $2.00 per share;

        WHEREAS, the parties agreed that Nominee was acquiring a portion of the above-described securities on behalf of the Beneficial Owner in the percentage set forth on Schedule A hereto (the “Scheduled Securities”), and that the Beneficial Owner would be the beneficial owner of such Scheduled Securities; and

                 WHEREAS, the Beneficial Owner desires that Nominee act as its nominee with respect to the Scheduled Securities and any other securities added to Schedule A by mutual agreement, and Nominee is willing to act as same;

                 NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.  Appointment.  Beneficial Owner hereby appoints Nominee, and Nominee hereby agrees to act as, Beneficial Owner’s agent and nominee with respect to the Scheduled Securities.  This appointment constitutes only a nominee agreement and does not create any other type of relationship between Beneficial Owner and Nominee.

2.  Title.  Nominee agrees that it will not assign, sell or transfer the Scheduled Securities without Beneficial Owner’s prior consent, it being the parties’ intention and agreement that ownership of the Scheduled Securities shall at all times be deemed vested in Beneficial Owner.

3.  Purchase Price.  The Beneficial Owner shall reimburse Nominee for the purchase price paid by Nominee for the Scheduled Securities in the amounts set forth on Schedule A within 3 business days of the date hereof.

4.  Actions.  Nominee acknowledges and agrees that this Agreement was made at Beneficial Owner’s request and for Beneficial Owner’s convenience.  Nominee further acknowledges and agrees that all actions that Nominee may take as Beneficial Owner’s nominee, including the exercise of Warrants and any voting rights, shall be made pursuant to Beneficial Owner’s instructions and directions, and Nominee shall not, without Beneficial Owner’s prior consent, sign any document, make any decisions, or do or perform any act whatsoever in connection with any actions relating to the Scheduled Securities which involve the discretion or judgment of Nominee.  Nominee shall act promptly in accordance with the directions of the Beneficial Owner with respect to any matters arising in connection with the Scheduled Securities and shall execute (in its own name but for the account of Beneficial Owner) all documents which shall have been specifically authorized by Beneficial Owner.  Nominee further agrees to vote Beneficial Owner’s interest in the Scheduled Securities in any manner in which Beneficial Owner instructs.

5.  Transfer by Beneficial Owner.  Nominee agrees to, at any time, pursuant to Beneficial Owner’s reasonable instructions, take appropriate steps to attempt to effect the assignment and transfer of record ownership of the Scheduled Securities to Beneficial Owner or to such other person(s) that Beneficial Owner may designate.

6.  Expenses. The Beneficial Owner agrees to pay its pro rata share of the costs, fees and expenses and other payment obligations (including state taxes), including but not limited to any amounts payable in connection with an exercise of Warrants, incurred by Nominee or for which Nominee is liable, in connection with the acquisition, ownership, management, collection and enforcement of the Schedule Securities, including without limitation legal fees, accounting fees, consulting fees, acquisition related costs, and the like (collectively, "Allocated Obligations").  The amount of the Allocated Obligations shall be determined by Nominee in good faith, which determination shall be final and conclusive and binding on the Beneficial Owner.

7.  Proceeds.  Upon receipt of any and all cash payments, dividends, interest and other benefits which accrue to or are distributed in connection with the Scheduled Securities, including proceeds from the sale or distribution thereof or otherwise, Nominee shall pay 100% of such income and proceeds to Beneficial Owner less, at Nominee’s option, any applicable Allocated Obligations.

8.  Indemnity.  Beneficial Owner agrees to indemnify and hold Nominee harmless from any claims or liabilities that Nominee may suffer or incur (i) as the result of Nominee acting as Beneficial Owner’s nominee hereunder, (ii) for any error in judgment, (iii) for any act done or steps taken or omitted by Nominee in good faith, or (iv) for any mistake of law or fact, except for claims or liabilities resulting from Nominee’s own gross negligence or willful misconduct.  Nominee shall be protected in acting upon any written notice, request, waiver, consent, receipt or other document which it in good faith believes to be genuine and what it purports to be.

9.  Additional Statements.  Nominee agrees to execute and deliver such documents as Beneficial Owner may request at any time and from time to time to evidence Beneficial Owner’s interest in the Scheduled Securities.

10.  Miscellaneous.  This Agreement shall be binding upon, and inure to exclusive benefit of, the parties hereto and their respective successors and permitted assigns.  This Agreement may not be assigned, modified or terminated without the written agreement of both parties hereto.  This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York, without regard to any conflict of laws provisions thereof.

[Signature page follows]

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.

                                                                                                                         BURLINGAME EQUITY INVESTORS, LP
                                                                                                                         By:  Burlingame Asset Management, LLC, as General Partner

                                                                                                                 By:  /s/ Blair E. Sanford
                                                                                                                                           Blair E. Sanford, Managing Member

                                                                                                                         BURLINGAME EQUITY INVESTORS (OFFSHORE) LTD.

                                                                                                                         By:  /s/ Blair E. Sanford
                                                                                                                                      Blair E. Sanford, Director

SCHEDULE A

Scheduled Securities

Name of Beneficial Owner	Number of Warrants and Amount of Purchase Price To Be Paid with Respect to the Warrants	Number of Shares of Common Stock and Amount of Purchase Price To Be Paid with Respect to the Shares of Common Stock	Face Value of Note and Amount of Purchase Price To Be Paid with Respect to the Note
BURLINGAME EQUITY INVESTORS (OFFSHORE) LTD.	Warrants to purchase 98,871 shares of common stock Purchase Price: $71,553.73	199,654 shares of common stock Purchase Price: $229,602.10	Notes with a face value of $364,260 Purchase Price: $292,706.27

NOMINEE AGREEMENT

This NOMINEE AGREEMENT (this “Agreement”) is entered into as of March 23, 2010, by and between BURLINGAME EQUITY INVESTORS II, LP, a Delaware limited partnership (the “Beneficial Owner”), and BURLINGAME EQUITY INVESTORS, LP, a Delaware limited partnership (“Nominee”).

WHEREAS, as of March 23, 2010, Nominee acquired: (i) a 10% Senior Promissory Note (the “Note”) in the aggregate principal amount of $3,500,000 issued by Xfone, Inc. (“XFON”); (ii) 2,173,913 restricted shares of XFON common stock (the “Shares”); and (iii) Warrants (the “Warrants”) to acquire up to 950,000 shares of XFON common stock, exercisable at $2.00 per share;

WHEREAS, the parties agreed that Nominee was acquiring a portion of the above-described securities on behalf of the Beneficial Owner in the percentage set forth on Schedule A hereto (the “Scheduled Securities”), and that the Beneficial Owner would be the beneficial owner of such Scheduled Securities; and

                WHEREAS, the Beneficial Owner desires that Nominee act as its nominee with respect to the Scheduled Securities and any other securities added to Schedule A by mutual agreement, and Nominee is willing to act as same;

                NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.  Appointment.  Beneficial Owner hereby appoints Nominee, and Nominee hereby agrees to act as, Beneficial Owner’s agent and nominee with respect to the Scheduled Securities.  This appointment constitutes only a nominee agreement and does not create any other type of relationship between Beneficial Owner and Nominee.

2.  Title.  Nominee agrees that it will not assign, sell or transfer the Scheduled Securities without Beneficial Owner’s prior consent, it being the parties’ intention and agreement that ownership of the Scheduled Securities shall at all times be deemed vested in Beneficial Owner.

3.  Purchase Price.  The Beneficial Owner shall reimburse Nominee for the purchase price paid by Nominee for the Scheduled Securities in the amounts set forth on Schedule A within 3 business days of the date hereof.

4.  Actions.  Nominee acknowledges and agrees that this Agreement was made at Beneficial Owner’s request and for Beneficial Owner’s convenience.  Nominee further acknowledges and agrees that all actions that Nominee may take as Beneficial Owner’s nominee, including the exercise of Warrants and any voting rights, shall be made pursuant to Beneficial Owner’s instructions and directions, and Nominee shall not, without Beneficial Owner’s prior consent, sign any document, make any decisions, or do or perform any act whatsoever in connection with any actions relating to the Scheduled Securities which involve the discretion or judgment of Nominee.  Nominee shall act promptly in accordance with the directions of the Beneficial Owner with respect to any matters arising in connection with the Scheduled Securities and shall execute (in its own name but for the account of Beneficial Owner) all documents which shall have been specifically authorized by Beneficial Owner.  Nominee further agrees to vote Beneficial Owner’s interest in the Scheduled Securities in any manner in which Beneficial Owner instructs.

5.  Transfer by Beneficial Owner.  Nominee agrees to, at any time, pursuant to Beneficial Owner’s reasonable instructions, take appropriate steps to attempt to effect the assignment and transfer of record ownership of the Scheduled Securities to Beneficial Owner or to such other person(s) that Beneficial Owner may designate.

6.  Expenses. The Beneficial Owner agrees to pay its pro rata share of the costs, fees and expenses and other payment obligations (including state taxes), including but not limited to any amounts payable in connection with an exercise of Warrants, incurred by Nominee or for which Nominee is liable, in connection with the acquisition, ownership, management, collection and enforcement of the Schedule Securities, including without limitation legal fees, accounting fees, consulting fees, acquisition related costs, and the like (collectively, "Allocated Obligations").  The amount of the Allocated Obligations shall be determined by Nominee in good faith, which determination shall be final and conclusive and binding on the Beneficial Owner.

7.  Proceeds.  Upon receipt of any and all cash payments, dividends, interest and other benefits which accrue to or are distributed in connection with the Scheduled Securities, including proceeds from the sale or distribution thereof or otherwise, Nominee shall pay 100% of such income and proceeds to Beneficial Owner less, at Nominee’s option, any applicable Allocated Obligations.

8.  Indemnity.  Beneficial Owner agrees to indemnify and hold Nominee harmless from any claims or liabilities that Nominee may suffer or incur (i) as the result of Nominee acting as Beneficial Owner’s nominee hereunder, (ii) for any error in judgment, (iii) for any act done or steps taken or omitted by Nominee in good faith, or (iv) for any mistake of law or fact, except for claims or liabilities resulting from Nominee’s own gross negligence or willful misconduct.  Nominee shall be protected in acting upon any written notice, request, waiver, consent, receipt or other document which it in good faith believes to be genuine and what it purports to be.

9.  Additional Statements.  Nominee agrees to execute and deliver such documents as Beneficial Owner may request at any time and from time to time to evidence Beneficial Owner’s interest in the Scheduled Securities.

10.  Miscellaneous.  This Agreement shall be binding upon, and inure to exclusive benefit of, the parties hereto and their respective successors and permitted assigns.  This Agreement may not be assigned, modified or terminated without the written agreement of both parties hereto.  This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York, without regard to any conflict of laws provisions thereof.

 [Signature page follows]

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.

                                                                                                                         BURLINGAME EQUITY INVESTORS, LP
                                                                                                                         By:  Burlingame Asset Management, LLC, as General Partner

                                                                                                                 By:  /s/ Blair E. Sanford
                                                                                                                                           Blair E. Sanford, Managing Member

                                                                                                                         BURLINGAME EQUITY INVESTORS II, LP
                                                                                                                         By:  Burlingame Asset Management, LLC, as General Partner

                                                                                                                         By:  /s/ Blair E. Sanford
                                                                                                                                      Blair E. Sanford, Managing Member

SCHEDULE A

Scheduled Securities

Name of Beneficial Owner	Number of Warrants and Amount of Purchase Price To Be Paid with Respect to the Warrants	Number of Shares of Common Stock and Amount of Purchase Price To Be Paid with Respect to the Shares of Common Stock	Face Value of Note and Amount of Purchase Price To Be Paid with Respect to the Note
BURLINGAME EQUITY INVESTORS II, LP	Warrants to purchase 78,978 shares of common stock Purchase Price: $57,157.01	180,445 shares of common stock Purchase Price: $207,511.75	Notes with a face value of $290,974 Purchase Price: $233,816.99